EXHIBIT 99.1

Ultrapetrol Completes Successful Follow-on Offering of Common Stock Priced At $19.00 Per Share

Oversubscribed Offering Enables Company to Accelerate Its Growth Plans

NASSAU, Bahamas, April 25, 2007 (PRIME NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in four core markets (River Business, Offshore Supply Business, Ocean Business and Passenger Business), today announced that it has successfully completed the follow-on offering of 12,650,000 shares of its common stock priced at $19.00 per share. The offering included 5,903,922 shares offered by existing shareholders and 5,096,078 shares issued by the company. It also included the exercise of an over-allotment comprising 1,650,000 shares from one of the selling shareholders. Ultrapetrol did not receive any of the proceeds from any sale of common stock by the selling shareholders.

The offering raised approximately $92 million in primary gross proceeds for the company, approximately 30% higher than originally anticipated, due to strong market demand for the shares. Ultrapetrol plans to use the additional proceeds from the offering to accelerate its growth initiatives, including the expansion of its barge construction capabilities in the Hidrovia Region of South America, the construction of up to four new platform supply vessels (PSVs) and the purchase of coastal tankers.

"We are pleased with the success of this offering, just six months after our initial public offering," said Felipe Menendez R., Ultrapetrol's President and Chief Executive Officer. "We look forward to using the proceeds to accelerate the growth of our earnings across all of our business segments."

Ultrapetrol's Offshore Supply Business has contracted with a supplier in India to build two new PSVs with an option for two more, which, if exercised, would expand the company's PSV fleet to 10 vessels. As it commits these ships on contracts, the company will explore further PSV expansion opportunities to meet growing demand for its services offshore Brazil and in the North Sea. Additionally, Ultrapetrol has made two coastal tanker acquisitions in the past six months and is actively exploring additional acquisitions of chemical/product tankers, which it expects will meet a market demand for vessels to service routes where both the point of origin and destination are in South America.

Ultrapetrol's River subsidiary, UABL, intends to meet expected future demand for its services by building barges custom-designed for the needs of the rivers in the Hidrovia Region. The placement allows the company to develop a new shipyard facility to produce jumbo barges, each with a maximum carrying capacity of 2,500 tons, thus allowing Ultrapetrol to increase its transportation capacity each year to accommodate the equivalent of an additional one million tons of iron ore, assuming normal annual usage patterns for each barge. At the expected initial rate of production, Ultrapetrol would have the ability to create five million tons of additional capacity in five years, should demand require it.

"We expect demand for our river transportation services to continue to grow well into the future due to expanding agricultural and iron ore production levels in the Hidrovia Region," said Mr. Menendez. "We believe our new barge construction program is the most efficient and cost-effective way for Ultrapetrol to create the capacity to meet this expected sustained demand. By combining serial production techniques employed in the U.S. barge-building industry with the lower costs found in Latin America, we believe we can build modern, state-of-the-art barges for significantly less than the cost of sourcing them in the U.S."

"The economics of this program underscore our strategy of increasing margin by growing volume and enhancing efficiencies, rather than by raising rates," continued Mr. Menendez. "We have designed our barge-building facility so that it can be geared up to double production to meet additional demand for capacity, if needed. Our expanded facility solidifies our position as the leading provider of river transportation services in the Hidrovia Region, enabling us to meet all of the increasing transportation needs of our customers there."

"We see a number of attractive growth opportunities in all of our business segments," said Mr. Menendez. "We are pleased that the added proceeds from the offering will allow us to accelerate our activities in the Offshore Supply, Ocean and River businesses. We are now focused on execution, and we look forward to providing updates on our progress, as appropriate, in the future."

UBS Investment Bank and Bear, Stearns and Co. Inc. acted as joint book-running managers, and Jefferies & Company, Raymond James and DVB Capital Markets served as co-managers for the offering.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market and the leisure passenger cruise market, with its extensive fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers, oil-bulk-ore vessels and passenger ships. More information on the company can be found at www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3164

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR-X

CONTACT:  The Abernathy MacGregor Group
          Chuck Burgess or Chuck Dohrenwend
          212-371-5999